WOODSIDE
AUSTRALIAN ENERGY

02 NOV 20 AM 9:30

5 November 2002

02060346

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Mutineer-3), lodged with the Australian Stock Exchange on 5 November 2002;
- Stock Exchange Release in relation to Mauritania PSC C (Chinguetti-6-1) (Thon) lodged with the Australian Stock Exchange on 5 November 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

REBECCA SIMS
Administration Officer

82-2280

5 November 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-3

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Mutineer-3 appraisal well located in the Carnarvon Basin of the North West Shelf was preparing to run a 7 inch liner on 5 November 2002, prior to conducting a production test of the Angel formation oil reservoir.

Since the last report, coring operations were completed, the 8½ inch hole was drilled to a total depth of 3320 metres, and wireline logs were run.

Mutineer-3 has successfully met its objectives confirming a common oil water contact between the Mutineer and Pitcairn Fields.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 2 kilometres south-west of the Mutineer-1B oil discovery well and water depth at the location is 160 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

KAREN LANGE
Company Secretary

82.2280

5 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC C
Chinguetti-6-1

Woodside Mauritania Pty Ltd., operator of the Mauritania Area C Joint Venture, reports that on 5 November 2002 the Chinguetti-6-1 exploration well on the Thon prospect was being plugged and abandoned at a total depth of 3294 metres.

Since the last report, the $9^{5}/_{8}$ inch casing was run and cemented, $8^{1}/_{2}$ inch hole was drilled to 3294 metres and wireline logging was completed.

A preliminary evaluation of the wireline log data indicates that no significant hydrocarbons were intersected.

The Chinguetti 6-1 well (Thon prospect) tested a deeper and stratigraphically older petroleum system than seen in the successful Block 4 discoveries (Chinguetti and Banda) which are located approximately 120kms to the south.

Participants in the Area C (Block 6) PSC are as follows:

Woodside Mauritania Pty Ltd	37.58%
Petronas Carigali	35.00%
Hardman Resources Ltd	22.42%
Roc Oil (Mauritania) Company	5.00%

All reported depths are referenced to the rig rotary table.

KAREN LANGE
Company Secretary